Exhibit 99.2

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

AND

PROXY STATEMENT

RiT TECHNOLOGIES LTD.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting" or the "Meeting") of RiT Technologies Ltd. (“we,” "RiT" or the "Company") will be held on Wednesday, February 27, 2013 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, for the following purposes:

1.	To approve the liability insurance covering our directors and officers; and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on January 28, 2013 are entitled to notice of, and to vote at the Meeting. All shareholders are cordially invited to attend the Special Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States.  Shareholders who attend the Meeting may revoke their proxies and vote their shares in person. Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior of joint holders of any shares who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares, and for this purpose seniority will be determined by the order in which the names appear in the Company's Register of Members.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

January 23, 2013

RiT TECHNOLOGIES LTD.
24 Raoul Wallenberg Street
Tel Aviv 69719, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.8 nominal value (the "Ordinary Shares"), of RiT Technologies Ltd. (“we,” "RiT" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the Special Meeting of Shareholders (the "Special Meeting" or the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders.  The Meeting will be held on Wednesday, February 27, 2013 at 10:00 a.m. (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

Purpose of the Meeting

The agenda of the Special Meeting is as follows:

1.	To approve the liability insurance covering our directors and officers; and

2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Company currently is not aware of any other matters which will come before the Special Meeting.  If any other matters properly come before the Special Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

Record Date; Outstanding Securities; Quorum

Only holders of record of our Ordinary Shares as of the close of business on January 28, 2013 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting. Each Ordinary Share entitles the holder to one vote.  As of January 15, 2013 there were outstanding 7,693,792 Ordinary Shares (not including 2,125 treasury stocks held by RiT's subsidiary).

Two or more shareholders conferring in the aggregate 35% of the voting power present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such day, time and place as the Chairman of the Board of Directors, with the consent of the holders of a majority of the voting power represented at the meeting and voting on the question of adjournment, shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time, and no further notice of the adjourned meeting will be required to be given to shareholders.

Voting and Proxies

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than two hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described above.  On all matters considered at the Special Meeting, abstentions and broker non-votes will be treated neither as a vote "for" nor as a vote "against" the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company.  Proxies are being mailed to shareholders on or about January 31, 2013, and will be solicited mainly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact.  The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, we reserve our right to engage a proxy solicitor in connection with this solicitation.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Israeli Companies law, 1999 (the “Israeli Companies Law” or the "Companies Law"), you may do so by delivery of appropriate notice to the Company’s offices (Attention: Corporate Secretary) located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, not later than February 7, 2013.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares, as of January 15, 2013, by (i) each person known to the Company to beneficially own more than 5% of the Company's outstanding Ordinary Shares, and (ii) all directors and officers as a group.

Name	Number of Ordinary Shares Beneficially Owned1	Beneficially Owned as Percent of Total Shares2
Sergey Anisimov 3	6,552,923	85.17%
Boris Granovsky 4	6,329,160	82.26%
All directors and officers as a group 5	6,643,859	86.35%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	Based on 7,693,792 ordinary shares outstanding as of January 15, 2013 (not including treasury stock)

(3)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated ("STINS COMAN"), the Company's controlling shareholder. The figure includes (i) 6,329,160 ordinary shares held directly by STINS COMAN (ii) 4,950 ordinary shares held by Invencom Technologies Ltd. ("Invencom" with former name of "Quartz (Israel) Commerce and Investments Ltd."), based on  a Schedule 13D/A report filed with the SEC on January 13, 2012, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”); Invencom is an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom and (iii) additional 218,813 shares held by Invencom as reported by the Company in its 6-K report filed with the SEC on September 12, 2012. The figure excludes possible future conversion by STINS COMAN of its outstanding loan into RiT’s ordinary shares.

(4)
Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. The figure excludes possible future conversion by STINS COMAN of its outstanding loan into RiT’s ordinary shares.

(5)
Includes Sergey Anisimov’s beneficial ownership as specified above and outstanding options exercisable by directors and officers of the Company within 60 days as of January 15, 2013, into 90,936 ordinary shares at exercise prices that range between $3.0 to $22.56 per ordinary share and with expiration dates that range between December 2013 and June 2018.

ITEM 1 – APPROVAL OF DIRECTORS AND OFFICERS LIABILITY INSURANCE
 (Item 1 on the Proxy Card)

The Companies Law and our Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (1) a violation of the duty of care of the office holder towards the Company or another person; (2) a breach of his or her duty of loyalty towards the Company, provided that the office holder acted in good faith and with reasonable grounds to assume that such action would not prejudice the benefit of the Company; and (3) a financial obligation imposed on the office holder for the benefit of another person.

            Under the Companies law, the insurance of directors and, under certain circumstances, officers requires approval of our Audit Committee (starting as of December 12, 2012 of the Compensation Committee), Board of Directors and shareholders, in that order. Our Audit Committee and Board of Directors have approved the Company’s purchasing a directors and officers liability insurance policy, for the benefit of all directors and officers who may serve the Company from time to time, for a term of 12 months, with a limit of liability of US$7 million, at a premium of US$60,000 (the “Policy”). While the Policy is more expensive compared to last year's premium of US$45,000, its limit of liability is still lower compared to last year's US$10 million limit of liability.

We believe that it is in the Company’s best interests to provide D&O liability insurance coverage for the benefit of our directors and officers to enable us to attract and retain highly qualified directors and officers.  The approval will apply to current directors and officers and any future directors and officers who may serve from time to time, whether or not considered a “controlling person” under the Companies Law.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the Policy and the liability insurance coverage described in the Proxy Statement, dated January 23, 2013, for the benefit of all directors and officers of the Company who may serve from time to time, be and hereby is approved.”

Required Vote

Approval of this matter will require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter. However, in light of a recent amendment to the Companies Law, we have determined that the requisite majority must include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter (as such terms are defined in the Companies Law), unless the total number of shares voted against the resolution by such shareholders does not exceed 2% of our outstanding shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of our Ordinary Shares.

Our directors, Messrs. Sergey Anisimov and Boris Granovsky, as well as our controlling shareholder, STINS COMAN Incorporated and its affiliated company Invencom Technologies Ltd., are deemed to have a personal interest in this matter. Since it is highly unlikely that any of the Company’s public shareholders has a personal interest on this matter and to avoid confusion, the enclosed form of proxy includes a certification that you do not have a personal interest in this matter. If you do have a personal interest, please contact the Company's CFO at +972 77-2707210 for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

OTHER BUSINESS

We know of no other business to be transacted at the Meeting; but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Sergey Anisimov Chairman of the Board of Directors

Dated: January 23, 2013